Maalot

S&P Global Ratings

Elbit Systems Ltd.

June 12, 2023

Primary Credit Analyst:

Dima Postirnak, 972-3-7539736 dima.postirnak@spglobal.com

Secondary Contact:

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on June 12, 2023, the Hebrew version shall apply.

Table of Contents

Overview....2
Outlook....3
Downside Scenario....3
Upside Scenario....3
Base Case Scenario....3
Key Assumptions....3
Key Metrics....4
Base Case Projections....4
Company Description....4
Business Risk....5
Financial Risk....6
Liquidity....7
Covenant Analysis....8
Modifiers....8
Environmental, Social, And Governance....8
ESG Credit Indicators....8
Issue Ratings--Subordination Risk Analysis....9
Capital Structure....9
Analytical conclusions....9
Reconciliation....9
Related Criteria And Research....10
Ratings List....11

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Elbit Systems Ltd. June 12, 2023 www.maalot.co.il ׀ 2 Elbit Systems Ltd. Issuer Rating Affirmed ilAA/Stable Overview Key Strengths Key Risks • Large order backlog (~$15.8 billion), equivalent to about 2.5-3 years of revenues. • Advanced technological capabilities developing systems that provide a technological edge over competitors. • Maintaining balanced international geographic diversification of revenues. • Sales to the defense sector, which provides improved revenue stability and visibility compared to the commercial sector. • Dependence on international defense budgets. • Extensive R&D investments required to maintain technological edge. • Limited transparency due to the nature of the Company's defense activity and absence of a disclosed financial policy. At the end of Q1 2023, Elbit Systems Ltd.’s (“Elbit” or “the Company”) backlog was about $15.8 billion, providing good revenue visibility for the next 2.5-3 years. We estimate that in 2023 the Company's backlog will increase to above $16 billion following orders it has secured, including with the Israeli Ministry of Defense (IMOD) and the armed forces of the Netherlands, the U.K. and Romania. In the first quarter of 2023, Elbit reported a small increase in revenues and an increase in operating income. The Company's revenue for the quarter was about $1.39 billion, an increase of about 3% compared with the same quarter last year due to organic growth. At the same time, there was a decrease in the Company's cost of sales, marketing and sales expenses and management and general expenses, which resulted in a 60% increase in operating income to about $93.9 million. We expect the Company will maintain a financial risk profile commensurate with the rating over the next two years. We expect adjusted FFO (funds from operations) to debt and adjusted debt to EBITDA will remain similar to previous years, in the range of 30%-40% and 2.2x-2.7x, respectively, comfortably commensurate with the rating. Free operating cash flow (FOCF) to debt, which decreased in the past year mainly due to working capital requirements and the substantial investments made by

Elbit Systems Ltd. June 12, 2023 www.maalot.co.il ׀ 3 the Company for growth and to deliver the existing backlog, is expected to gradually improve, and remain between 10% and 15%, commensurate with the rating, over the next two years. Outlook The stable outlook reflects our assessment that over the next 12-24 months Elbit will maintain its strong business position, including R&D capabilities, and a large backlog. We expect the Company to maintain financial ratios commensurate with the rating, i.e. adjusted FFO to debt of about 20%-30% and adjusted debt to EBITDA of about 3.0x-4.0x. Our expectations are underpinned by good revenue and cashflow visibility from the Company’s current backlog. Downside Scenario We may consider a negative rating action if the Company’s abovementioned financial ratios deteriorate, or if its FOCF to debt consistently drops below 10%. This may happen if the Company’s backlog diminishes or if its quality deteriorates without a parallel adjustment in the cost structure, such that the adjusted EBITDA margin drops to about 5%. Upside Scenario We may consider a positive rating action if we estimate that the Company can consistently maintain an adjusted FFO to debt ratio above 30% and an FOCF to debt ratio above 15%, while maintaining its competitive advantage vis-a-vis global peers, continuing to expand its revenue base and improving its adjusted EBITDA margin. Base Case Scenario Key Assumptions • An increase in the Company’s backlog to above $16 billion in the next year, based on contract awards received recently. • About 3%-5% revenue growth in 2023, due to organic growth. • Adjusted EBITDA margin of about 11%-12% over the next two years. We do not expect the cost structure to materially change. The retirement obligation burden will remain high, and R&D expenditures will increase slightly to enable future value creation. • Capital expenditure of about $180 million - $220 million per year over the next two years to prepare to deliver the growing order backlog. • Optional M&A activity of about $100 million - $200 million over the next two years. • Annual dividend distribution of about $90 million over the next two years.

Elbit Systems Ltd.

Key Metrics

Financial Metric	2022A	2023E	2024E
FFO/debt	33.9%	30%-40%	30%-40%
FOCF/debt	7.5%	10%-15%	10%-15%
Debt/EBITDA	2.4x	2.2x-2.7x	2.2x-2.7x

A - actual. E - expected.

Base Case Projections

Maintaining stable profitability

We forecast about 3%-5% revenue growth in 2023, due to organic growth and based on a backlog of about $15.8 billion at the end of the first quarter, which provides good revenue visibility for a period of up to about three years. We believe that in the next two years Elbit will maintain a relatively stable EBITDA margin of about 11%-12%, with no material change to its cost structure, and R&D expenses will grow slightly to enable future value creation.

Opportunities for material transactions and M&A

Based on the Company's proven experience in mergers and acquisitions (M&A) since the early 2000s, we estimate that it will continue to implement its long-term strategy of geographical balance and international revenue diversification, while focusing on growing and similar markets and expanding its technology portfolio. Geopolitical changes occurred over the last year due to the military conflict between Russia and Ukraine, and we expect the defense industry will be positively affected by the situation and by security threats in Western countries, through an increase in European countries' defense budgets over the coming years. This will create opportunities for material transactions and M&A of defense technology companies in Europe that we believe the Company will take advantage of in order to continue focusing on its core business. We therefore believe M&A activity of about $100 million - $200 million may occur in the next two years.

Company Description

Elbit Systems Ltd. is an international technological company developing, manufacturing and marketing advanced airborne, land, naval and space systems for defense, homeland security and commercial applications. The Company implements a synergistic business model that provides its customers with advanced and integrated technological solutions in five segments: Aerospace, C4I (command, control, communications, computer and intelligence) and Cyber ("C4I and Cyber"), ISTAR (intelligence, surveillance, target acquisition and reconnaissance) and Electronic Warfare ("ISTAR and EW"), Land,

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Elbit Systems Ltd. June 12, 2023 www.maalot.co.il ׀ 5 and Elbit Systems of America ("ESA”). The Company's shares are traded on the Tel Aviv Stock Exchange and on NASDAQ. The controlling shareholder is Federman Enterprises Ltd. (about 44.15% directly and indirectly), whose controlling shareholder is Mr. Michael Federman. The remaining shares are held by institutional investors (~10.1%) and the public. Business Risk Elbit’s business risk profile is underpinned by its strong business position as a developer and producer of technologically advanced systems compared with peers. In addition, Elbit has extensive global operations compared with peers, including in the growing U.S. market, and provides key essential technological solutions to the Israeli Ministry of Defense. Elbit’s large backlog provides good revenue visibility for the next 2.5-3 years, supporting its business risk profile. Over the years, the Company has maintained a broad geographical spread alongside revenue growth. Figure 1: Revenue Distribution by Geographical Location (2022) Figure 2: Revenue Distribution by Major Customers (2022) North America , 27 % Israel , 19 % Latin America , 2 % Europe , 23 % Asia - Pacific , 26 % Others , 3 % IMOD , 17 % U.S. Government , 19 % Others , 64%

Elbit Systems Ltd. June 12, 2023 www.maalot.co.il ׀ 6 Elbit engaged in successful M&A activity while expanding its advance technological capabilities in several fields of operations including artillery, cyber security, night vision, soft and hard protection systems and laser-based protection systems, an innovative field in the industry. The Company integrates capabilities across its segments to supply its clients with unique integrated technological solutions. Most of the Company's products are for the growing defense sector, providing improved revenue stability and visibility compared to the commercial sector. Elbit also benefits from high barriers to entry to the defense industry, which are based on training and system integration costs and the high cost of spare parts, that increase customer loyalty. These advantages are somewhat mitigated by the elevated dependence on international defense budgets, by lower revenues and EBITDA compared to some global peers, and by the need to continue investing extensively in research and development to maintain a technological competitive advantage. Figure 3: Revenue Distribution by Reportable Segments (2022) Financial Risk The Company’s financial risk profile reflects a medium leverage level, as reflected in adjusted FFO to debt of about 34% in 2022, similar to the previous year, and in adjusted debt to EBITDA of about 2.4x in 2022 compared to about 2.6x in 2021. The Company's revenues amounted to $5.51 billion in 2022 compared to $5.28 billion in 2021. The increase was due to organic growth, mainly in the Aerospace segment. However, the Company’s adjusted EBITDA decreased by about 10% compared to 2021, to $607 million. The decrease was mainly due to the change in exchange rates and employee retention programs related to the share price, to production costs and to R&D expenses. However, the Company’s financial metrics were supported by a decrease in its adjusted debt to $1.45 billion at year- end 2022 from $1.78 billion at year-end 2021, which resulted, among other things, from a decrease in Aerospace 27 % Land 20 % C 4 I and Cyber 11 % ISTAR and EW 16 % ESA 26%

Elbit Systems Ltd.

gross financial debt and pension obligations due to higher interest rates. We expect the Company to maintain cover ratios comfortably commensurate with the rating in the next two years.

Table 1.

Israel Corp. Ltd. – Financial Summary (Mil. $)

Industry Sector: Aerospace & Defense

	2022	2021	2020	2019	2018
Revenue	5,512	5,279	4,663	4,508	3,684
EBITDA	607	677	535	519	454
Funds from operations (FFO)	490	606	458	460	383
Interest expense	55	38	36	45	42
Cash interest paid	42	32	33	46	44
Cash flow from operations	314	488	346	14	243
Capital expenditure	205	189	132	138	102
Free operating cash flow (FOCF)	109	299	214	(124)	141
Discretionary cash flow (DCF)	22	220	135	(187)	66
Cash and short-term investments	212	260	280	223	225
Debt	1,445	1,778	1,553	1,601	1,321
Equity	2,758	2,546	2,231	2,160	1,854
Adjusted ratios					
EBITDA margin (%)	11.0	12.8	11.5	11.5	12.3
EBITDA interest coverage (x)	11.0	17.9	14.7	11.4	10.7
FFO cash interest coverage (x)	12.7	19.7	15.0	10.9	9.6
Debt/EBITDA (x)	2.4	2.6	2.9	3.1	2.9
FFO/debt (%)	33.9	34.1	29.5	28.7	29.0
Cash flow from operations/debt (%)	21.7	27.4	22.3	0.8	18.4
FOCF/debt (%)	7.5	16.8	13.8	(7.7)	10.7
DCF/debt (%)	1.5	12.4	8.7	(11.7)	5.0

Liquidity

According to our criteria, the Company's liquidity is "strong". We estimate that the ratio between the Company's sources and uses will exceed 1.5x in the 12 months starting April 1, 2023. This assessment is based on cash and liquid investments and on steady operating cash flow, and by debt maturity payments, investments and quarterly dividend distributions. The Company has good financial flexibility, reflected in access to the local market and to banks and financial institutions with which it has been working for several years. We assume that fluctuating working capital requirements will be financed by the utilization of signed, unused short-term credit facilities.

Following are the Company's main sources and uses for the 12 months starting April 1, 2023:

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Elbit Systems Ltd. June 12, 2023 www.maalot.co.il ׀ 8 Principal Liquidity Sources Principal Liquidity Uses • Cash and liquid investments of about $154 million. • Committed credit facilities available for a period of more than a year in the amount of about $100 million*. • Cash FFO of about $430 million - $450 million. • Proceeds from asset sales and grants of about $45 million - $55 million. • Receipt of client receivables from the Israeli Ministry of Defense of about $150 million - $200 million. • Bond maturities and short-term bank debt of about $302 million. • Capital expenditure of about $180 million - $220 million. • Dividend distribution of about $90 million. *The Company also has committed credit facilities of about $420 million available for less than a year and uncommitted available credit facilities of about $480 million. Covenant Analysis The Company has several covenants vis-a-vis banks and bond holders, mainly maintaining net financial debt of up to 50% of the balance sheet and minimum equity of $800 million. We understand that, as of March 31, 2023, the Company had sufficient headroom on its financial covenants. We expect the Company to maintain sufficient headroom on all covenants in the medium term. Modifiers Diversification/portfolio effect: Neutral Capital structure: Neutral Liquidity: Neutral Financial policy: Neutral Management and governance: Neutral Comparable ratings analysis: Neutral Environmental, Social, And Governance ESG Credit Indicators ESG factors have an overall neutral influence on our credit analysis of Elbit Systems Ltd. ESG Credit Indicator E-2 S-2 G-2 ESG factor Not relevant Not relevant Not relevant ESG credit indicators provide additional disclosure and transparency at the issuer level, and reflect our assessment of the impact of environmental, social and corporate governance factors on our credit rating analysis. ESG indicators are not a credit rating, a sustainability rating or an ESG Evaluation. The factors’ effect is expressed on a scale of 1 to 5, where 1 = positive effect, 2 = neutral, 3 =

Elbit Systems Ltd.

moderately negative effect, 4 = negative effect, and 5 = very negative effect. For additional information see ESG Credit Indicator Definitions And Application, published on October 13, 2021.

Issue Ratings--Subordination Risk Analysis

Capital Structure

Elbit's capital structure currently includes debt from banks and financial institutions totaling about $455 million, and unsecured senior bonds totaling about $480 million.

Analytical conclusions

We rate the Company's senior unsecured bonds of about $480 million 'ilAA', identical to the issuer rating, as we believe the subordination risk in the abovementioned capital structure is negligible.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the financial statements which we use to calculate financial ratios. The main adjustments we made to Elbit Systems Ltd.'s consolidated data for 2022 are as follows:

- Deducting available cash and cash equivalents, as we define them, from reported financial debt.
- Adding pension liabilities to reported financial debt.
- Adding liabilities due to the acquisition of IMI Systems to reported financial debt.

Table 2.

Elbit Systems Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. $) for the Fiscal Year Ended Dec 31, 2022

	Debt	Shareholders' equity	EBITDA	Operating income	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations
Reported Amounts	871.7	2,755.2	528.8	367.5	38.9	607.5	240.1
S&P Global Ratings adjustments							
Cash taxes paid	--	--	--	--	--	(75.6)	--
Cash interest paid	--	--	--	--	--	(25.6)	--
Reported lease liabilities	413.9	--	--	--	--	--	--
Operating leases	--	--	90.1	16.3	16.3	(16.3)	73.9
Postretirement benefit obligations/deferred compensation	348.3	--	--	--	--	--	--
Accessible cash and liquid investments	(212.1)	--	--	--	--	--	--
Share-based compensation expense	--	--	10.5	--	--	--	--

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Elbit Systems Ltd.

	Debt	Shareholders' equity	EBITDA	Operating income	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations
Dividends received from equity investments	--	--	18.4	--	--	--	--
Nonoperating income (expense)	--	--	--	3.2	--	--	--
Noncontrolling interest/minority interest	--	2.5	--	--	--	--	--
Debt: Contingent considerations	52.4	--	--	--	--	--	--
Debt: Government cost recovery (defense sector)	(29.0)	--	--	--	--	--	--
EBITDA: Gain/(loss) on disposals of PP&E	--	--	(40.3)	(40.3)	--	--	--
Total adjustments	573.5	2.5	78.7	(20.8)	16.3	(117.4)	73.9

S&P Global Ratings adjusted amounts

	Debt	Equity	EBITDA	EBIT	Interest expense	Funds from operations	Cash flow from operations
Adjusted	1,445.2	2,757.7	607.5	346.7	55.2	490.0	313.9

Related Criteria And Research

- Principles Of Credit Ratings, February 16, 2011
- Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012
- Methodology: Industry Risk, November 19, 2013
- Country Risk Assessment Methodology And Assumptions, November 19, 2013
- Corporate Methodology, November 19, 2013
- Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014
- Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018
- Methodology For National And Regional Scale Credit Ratings, June 25, 2018
- Corporate Methodology: Ratios And Adjustments, April 1, 2019
- Group Rating Methodology, July 1, 2019
- Environmental, Social, And Governance Principles In Credit Ratings, October 10, 2021
- S&P Global Ratings Definitions, November 10, 2021

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Elbit Systems Ltd. June 12, 2023 www.maalot.co.il ׀ 11 Ratings List Elbit Systems Ltd. Rating Date when the rating was first published Date when the rating was last updated Issuer rating(s) Long term ilAA/Stable 15/06/2021 02/06/2022 Issue rating(s) Senior Unsecured Debt Series B,C,D ilAA 15/06/2021 02/06/2022 Issuer Credit Rating history Long term June 15, 2021 ilAA/Stable Additional details Time of the event 12/06/2023 09:13 Time when the event was learned of 12/06/2023 09:13 Rating requested by Issuer

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